Performance

Average Annual Total Returns (%) As of 6/30/21

	1 Year	3 Year	5 Year	10 Year
Blue Chip Investor Fund	56.13%	9.47%	10.62%	10.90%

Average annual total returns include changes in share price and reinvestment of dividends and capital gains. The inception date of the Blue Chip Investor Fund was January 1, 2002.

Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-877-59-Funds.

Investors should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus on this website or by calling the transfer agent at 1-877-59-Funds. The prospectus should be read carefully before investing.

Holdings (As of June 30, 2021)

Quantity	Description	Ticker	Value	Percent
34.000	Berkshire Hathaway Inc. - Class A	BRK.A.N	$14,232,434.00	31.39%
70,500.000	Brookfield Asset Management Inc. - Class A (Canada)	BAM	3,594,090.00	7.93%
62,000.000	LKQ Corporation	LKQ	3,051,640.00	6.73%
1,100.000	Alphabet, Inc. - Class C	GOOG	2,756,952.00	6.08%
20,000.000	Carmax, Inc.	KMX	2,583,000.00	5.70%
19,700.000	Cimpress PLC - (Ireland)	CMPR.O	2,135,677.00	4.71%
7,000.000	Fedex Corporation	FDX	2,088,310.00	4.61%
1,750.000	Markel Corp.	MKL	2,076,742.50	4.58%
36,800.000	AerCap Holdings N.V. (Ireland)	AER	1,884,528.00	4.16%
23,800.000	Restaurant Brands International, Inc. (Canada)	QSR	1,533,672.00	3.38%
4,500.000	Wayfair, Inc. Class A	W	1,420,695.00	3.13%
30,000.000	Wells Fargo & Co.	WFC	1,358,700.00	3.00%
11,000.000	Alliance Data Systems Corp.	ADS	1,146,090.00	2.53%
12,400.000	Ingredion Incorporated	INGR	1,122,200.00	2.48%
7,500.000	Quest Diagnostics, Inc.	DGX	989,775.00	2.18%
40,000.000	Suncor Energy Inc. (Canada)	SU	958,800.00	2.11%
4,600.000	Advanced Auto Parts	AAP	943,644.00	2.08%
486.207	Brookfield Asset Management Reinsurance - Class A	BAMR	25,292.48	0.06%
353,170.207			$43,902,241.98	96.84%
	Cash & Miscellaneous		$1,432,246.27	3.16%
	Net Assets		$45,334,488.25	100.00%